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Brunei : Total announces a significant offshore discovery
of gas and condensates
Paris, May 27, 2008 — Total announces today a significant discovery of gas and condensates on Block B, offshore Brunei, in a water depth of 62 metres, approximately 50 kilometres from the coast.
Total, with a participation of 37.5% is the operator of this block, in association with Shell (35%) and local partners (27.5%).
With a final depth of 5,850 metres, the MLJ2-06 well is the deepest ever drilled in Brunei in a high pressure/high temperature (HP/HT) reservoir. New gas compartments in the Maharaja Lela/Jamalulalam field have been detected and further appraisal work is necessary to evaluate them. However, this well should come onstream before the end of 2008.
Total has been present in Brunei since 1986, where it operates the Maharaja Lela/Jamalulalam field which produced 28,500 barrels of oil equivalent per day in 2007. The gas is delivered to the Brunei LNG liquefaction plant.
In addition, Total holds a 60% interest in, and is the operator of, the exploration block J, situated deep offshore, for which a production sharing agreement had been signed in March 2003. Exploration activities on this block (5,000 square kilometres) have been suspended since May 2003, awaiting the resolution of a border dispute with Malaysia.
Total in the Asia-Far East Region
Total’s production in the Asia-Far East region, which stood at 252,000 barrels of oil equivalent per day in 2007 or 11 % of the Group’s total equity output, is mostly located in Indonesia.
Recent years have seen the acquisition of interests in a number of exploration licences in Australia, Indonesia, Bangladesh and in Vietnam, as well as a 24% stake in Australia’s Ichthys LNG project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com